UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE OF FILING AN APPLICATION FOR VOLUNTARY DELISTING OF AMERICAN DEPOSITARY RECEIPTS FROM THE NEW YORK STOCK EXCHANGE AND REVISING THE HANDLING PROCEDURES OF ADRS

On February 10, 2017, the registrant filed with the Tokyo Stock Exchange a notice of filing an application for voluntary delisting of American Depositary Receipts (“ADRs”) from the New York Stock Exchange and revising the handling procedures of ADRs. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: February 10, 2017

February 10, 2017

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice of Filing an Application for Voluntary Delisting of American Depositary Receipts (“ADRs”)

from the New York Stock Exchange (“NYSE”) and Revising the Handling Procedures of ADRs

Nippon Telegraph and Telephone Corporation (“NTT”) today announced that it resolved at its Board of Directors meeting held on February 10, 2017 to file an application for voluntary delisting of its ADRs from the NYSE and to revise certain aspects of the handling procedures of its ADRs (including temporarily suspending the issuance of new ADRs, temporarily suspending ADR cancellation fees, and introducing charges on holders of ADRs to receive dividends). Please see below for details.

1.	Reasons for the Application for Voluntary Delisting of ADRs from the NYSE and the Revision of Handling Procedures for NTT’s ADRs

(1)	Application for Voluntary Delisting of ADRs from the NYSE

In September 1994, NTT listed its ADRs on the NYSE in order to improve convenience for overseas investors and increase its capital raising options. Since then, NTT has been focused on proactive information disclosure by meeting its reporting obligations under the Securities Exchange Act of 1934 (“Exchange Act”), preparing consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Subsequently, as the Japanese stock market became increasingly globalized, the stock market environment underwent significant changes, such as the revision of Japanese laws and regulations and to Japanese Accounting Standards, the practical elimination of regulatory differences between Japan and the United States with respect to disclosure and internal control requirements, and a drastic increase in stock trading by overseas investors in the Japanese market.

In light of these environmental changes, NTT has decided to file an application for voluntary delisting from the NYSE, as the necessity to remain listed on the NYSE has decreased, while costs associated with being an NYSE-listed company have increased.

(2)	Revision of Handling Procedures for NTT’s ADRs

In order to maintain its NYSE listing, NTT has been registered with the U.S. Securities and Exchange Commission (“SEC”). In connection with the application for voluntary delisting from the NYSE, NTT also intends to file an application for deregistering its securities from the SEC after NTT meets the necessary deregistration criteria and intends to permanently deregister and terminate its reporting obligations under the Exchange Act. In preparation for its application to deregister from the SEC, NTT has decided to revise the handling procedures for its ADRs.

2.	Stock Exchange on which NTT will maintain its listing

Tokyo Stock Exchange

3.	Implementation Schedule of Application for Voluntary Delisting of ADRs from the NYSE and the Revision of Handling Procedures for NTT’s ADRs

(1)	Application for Voluntary Delisting from the NYSE

Early March 2017 (planned)	Notice to the NYSE of its application to delist

Submission of Form 25 to delist from the NYSE

April 3, 2017 (planned)	Effective date of delisting from the NYSE

(2)	Revision of Handling Procedures for NTT’s ADRs

(i)	Period during which issuances of new ADRs will be suspended:

April 3, 2017 to March 30, 2018 (planned)

(ii)	Period during which ADR holders will be exempt from ADR cancellation fees:

April 3, 2017 to March 30, 2018 (planned)

(iii)	Introduction of charges on holders of ADRs to receive dividends:

On dividends payable on or after April 2017

4.	Future Plans

Even after delisting its ADRs from the NYSE, NTT intends to maintain its ADR program in the United States and anticipates that its ADRs will be traded on the U.S. over-the-counter market. NTT will suspend the issuance of new ADRs at the time of delisting from the NYSE, but in addition to the aforementioned over-the-counter market trading, it will remain possible to continue to hold NTT’s ADRs or to cancel them through the depositary bank.

Furthermore, NTT’s reporting obligations under the Exchange Act, including filing annual reports on Form 20-F, will cease in the event that NTT deregisters from the SEC. However, NTT’s financial statements and other material information will continue to be disclosed in English on its website in accordance with applicable U.S. securities laws, and NTT will remain committed to providing appropriate information to its overseas shareholders and investors.

5.	Contact Information for Inquiries Regarding NTT’s ADRs:

(1)	General inquiries regarding this matter including Application for Voluntary Delisting of ADRs from the NYSE and the Revision of Handling Procedures for NTT’s ADRs

Nippon Telegraph and Telephone Corporation

Investor Relations Office

Tel:	+81-3-6838-5481

Website:	http://www.ntt.co.jp/ir/index_e.html

E-mail:	http://www.ntt.co.jp/ir/contact_e/index.html

* Please submit inquiries through the Web form

(Business hours: Mon. - Fri., 9:00 a.m. to 5:00 p.m. (Japan Standard Time))

(2)	Administrative inquiries regarding ADR fees, cancellation and other procedures

JPMorgan Service Center (United States)

Tel:	1-800-990-1135 (toll free within the United States)

1-651-453-2128 (from outside the United States)

Website:	www.adr.com

E-mail:	jpmorgan.adr@wellsfargo.com

(Business hours: Mon. - Fri., 7:00 a.m. to 7:00 p.m. (U.S. Eastern Standard Time))

* Those holding ADRs through a bank, broker or other nominee should contact such bank, broker or nominee with any questions.

* Those holding ADRs in Registered Form directly with the depositary bank may contact the JPMorgan Service Center with their account number for identification purposes.

For further inquiries, please contact:

Takuro Hanaki or Tatsuya Watanabe

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

TEL: +81-3-6838-5481